September 24, 2024

Henry Chiang
Interim Chief Executive Officer
Gogoro Inc.
11F, Building C,
No. 225, Section 2, Chang   an E. Rd.
SongShan District, Taipei City 105
Taiwan

       Re: Gogoro Inc.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed on September 20, 2024
           File No. 333-281734
Dear Henry Chiang:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-3
Risk Factors, page 11

1. We note that you incorporated by reference the risk factors in your most recent annual report on Form 20-F. We also note your disclosure in your Form 6-K, filed on September
       13, 2024 and incorporated by reference, that you    identified certain
irregularities in
       supply chain which caused the Company to inadvertently incorporate certain imported
       components in some of its vehicles    and are    fully cooperating with
the local authorities
       in their investigations.    Further, we note that Horace Luke resigned
from his position as
       Chief Executive Officer and a member of the Board of the Company. Please update any risks in the Risk Factors section characterized as potential if you have experienced these risks, or advise.
 September 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Yi Gao